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                                                           SEC FILE NUMBER
                                                               000-51836
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   | | Form 10-K   | | Form 20-F  | | Form 11-K  |X| Form 10-Q
               | | Form 10-D   | | Form N-SAR  | | Form N-CSR

          For Period Ended: June 30, 2009
                            -------------

          | |  Transition Report on Form 10-K
          | |  Transition Report on Form 20-F
          | |  Transition Report on Form 11-K
          | |  Transition Report on Form 10-Q
          | |  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 1, in part; Item 2, in part; Item 3, in part; Part II -- Item 2, and Item 6
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PART I -- REGISTRANT INFORMATION

Rogers International Raw Materials Fund, L.P.
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Full Name of Registrant

N/A
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Former Name If Applicable

c/o Beeland Management Company, L.L.C.,  141 West Jackson Blvd., Suite 1340A
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60604
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a)   The reason described in reasonable detail in Part III of this
         |      form could not be eliminated without unreasonable effort or
         |      expense;
         |(b)   The subject annual report, semi-annual report, transition
    | |  |      report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
         |      N-CSR, or portion thereof, will be filed on or before the
         |      fifteenth calendar day following the prescribed due date; or
         |      the subject quarterly report or transition report on Form
         |      10-Q or subject distribution report on Form 10-D, or portion
         |      thereof, will be filed on or before the fifth calendar day
         |      following the prescribed due date; and
         |(c)   The accountant's statement or other exhibit required by Rule
         |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has had assets encumbered by the widely reported bankruptcy proceedings of Refco Inc. and its affiliate, Refco Capital Markets, Ltd., which commenced with Refco Inc.'s and its affiliates' bankruptcy petition filed October 17, 2005. Registrant is a party to a global settlement resolving key disputes among Refco entity bankruptcy estates. Additionally, under Refco Capital Markets, Ltd.'s plan of reorganization, Registrant will participate in any recoveries of the Refco Capital Markets Litigation Trust, formed to bring claims against third parties in the name of Refco Capital Markets, above and beyond amounts received under the settlement. Until recently, Management lacked sufficient information to determine whether Registrant would sustain a loss on its assets involved in the Refco Capital Markets Ltd. bankruptcy and, thus, to properly value all of Registrant's assets. However, Management now has sufficient information to value Registrant's assets and Registrant's auditors have commenced an audit of Registrant's Financial Statements for fiscal years 2005 through 2008. Management expects this audit to be completed during the third quarter of 2009. Accordingly, the information presented in this Quarterly Report on Form 10-Q should be regarded as estimated only and subject to adjustment following completion of the 2005-2008 audits.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Allen D. Goodman               312                  264-4375
     -------------------------------  -------------    -------------------------
                (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                Yes  |X| No | |

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                Yes | | No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 Rogers International Raw Materials Fund, L.P.
                 ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                             By: Beeland Management Company,
                                                 L.L.C. General Partner

Date: August 13, 2009                        By: /s/ Walter Thomas Price III
      ---------------------------                ------------------------------
                                                 Walter Thomas Price III
                                                 Managing Member